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                                SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.  20549

                                    ____________________

                                         FORM 8-A


                         FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                               PURSUANT TO SECTION 12(b) OR (g) OF THE
                                   SECURITIES EXCHANGE ACT OF 1934


                                       ALBERTSON'S, INC.
                     (Exact name of registrant as specified in its charter)


          Delaware                                      82-0184434
(State of Incorporation or Organization)     (IRS Employer Identification No.)

250 Parkcenter Boulevard, Boise, Idaho                     83726
(Address of principal executive office)                 (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:

                                        Name of each exchange
      Title of each class               on which each class is
      to be so registered               to be registered

      Preferred Stock                   New York Stock Exchange
      Purchase Rights


Securities to be registered pursuant to Section 12(g) of the Act:

                               None
                          (Title of Class)


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Item 1.  Description of Securities To Be Registered.

     On December 2, 1996, the Board of Directors of Albertson's, Inc.
(the "Company") adopted a Stockholder Rights Plan, providing that one right (a "Right") shall be attached to each share of Common Stock, $1.00 par value, of the Company (the "Common Stock"). The Rights will be issued to holders of record of the Common Stock on March 21, 1997, the "Record Date," and each Right will entitle the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $1.00 per share, of the Company (the "Preferred Stock"), at a purchase price of $160 (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Stockholder Rights Agreement dated as of December 9, 1996 (the "Rights Agreement") between the Company and ChaseMellon Shareholder Services, L.L.C., as rights agent.

     Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate certificates in respect of the Rights ("Rights Certificates") will be distributed. Any shares of Common Stock issued by the Company following the Record Date will bear a legend indicating that the Rights are attached to such Common Stock certificates. Shares issued and owned by stockholders prior to the Record Date will be deemed to have Rights attached. Stockholders should not surrender such certificates for legending. The Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date"), or (ii) 10 business days (or such later date as may be determined by the Board of Directors) following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of such outstanding shares of Common Stock (the earlier of (i) and (ii) the "Distribution Date"). Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such certificates, (ii) new Common Stock certificates will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificates.

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     The Rights are not exercisable until the Distribution Date and will expire at the close of business on March 21, 2007 unless earlier redeemed or extended by the Company.

     As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

     In the event that any person becomes the beneficial owner of 15% or more of the then outstanding shares of Common Stock, each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the Purchase Price. Notwithstanding the foregoing, following the occurrence of an event set forth in this paragraph
(the "Flip-in Event"), all Rights that are, or (under certain circumstances


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specified in the Rights Agreement) were, beneficially owned by any Acquiring
Person will be null and void. However, Rights are not exercisable following the occurrence of a Flip-in Event until such time as the Rights are no longer redeemable by the Company as set forth below.

     In the event that following the Stock Acquisition Date, (i) the Company engages in a merger or business combination transaction in which the Company is not the surviving corporation; (ii) the Company engages in a merger or business combination transaction in which the Company is the surviving corporation and the Common Stock of the Company is changed or exchanged; or
(iii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which have previously been voided as set forth above) shall thereafter have the right to receive, upon exercise of the Right, Common Stock of the acquiring company having a value equal to two times the Purchase Price.

     The Purchase Price payable, and the number of one one-hundredths of a share of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent

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dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the Current Market Price, as defined in the Rights Agreement, of the Preferred Stock, or
(iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Rights will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

     Generally, at any time until ten days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.001 per Right (the "Redemption Price"). Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price. Notwithstanding the foregoing, the Rights generally may not be redeemed for one hundred eighty (180) days following a change in a majority of the Board of Directors as a result of a proxy contest or consent solicitation.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the acquiring company as set forth above.

     Any of the provisions of the Rights Agreement may be amended by the Board of Directors prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board of Directors in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests



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of any Acquiring Person), or to shorten or lengthen any time period under the
Rights Agreement; provided, however, that no amendment shall be made at such time as the Rights are not redeemable.

     As of December 2, 1996, there were 251,019,298 shares of Common Stock outstanding and no shares of Common Stock in the treasury. As of December 2, 1996, options to purchase 4,184,300 shares of Common Stock were outstanding. Each share of Common Stock outstanding at the close of business on March 21, 1997 will receive one Right. So long as the Rights are attached to the Common Stock, one additional Right (as such number may be adjusted pursuant to the provisions of the Rights Agreement) shall be deemed to be delivered for each share of Common Stock issued or transferred by the Company in the future.
In addition, following the Distribution Date and prior to the expiration or redemption of the Rights, the Company may issue Rights when it issues
Common Stock only if the Board of Directors deems it to be necessary or appropriate, or in connection with the issuance of shares of Common Stock pursuant to the exercise of stock options or under employee plans or upon the exercise, conversion or exchange of certain securities of the Company.
A total of 3,000,000 shares of Preferred Stock are initially reserved for issuance upon exercise of the Rights.

     The Rights may have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company in a manner which causes the Rights to become discount Rights unless the offer is conditional on a substantial number of Rights being acquired.
The Rights, however, should not affect any prospective offeror willing to make an offer at a fair price and otherwise in the best interests of the Company and its stockholders as determined by a majority of the Directors who are not affiliated with the person making the offer. The Rights should not interfere with any merger or other business combination approved by the Board of Directors since the Board may, at its option, at any time until ten days following the Stock Acquisition Date redeem all, but not less than all, of the then outstanding Rights at the Redemption Price.

     The Rights Agreement is attached hereto as an exhibit and is incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to such exhibit. A Certificate of Designation, Preferences and Rights setting forth the terms of the Preferred Stock was filed with the Secretary of State of the State of Delaware on December 13, 1996.

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Item 2.	Exhibits.

     1 Rights Agreement, dated as of December 9, 1996, between Albertson's, Inc. and ChaseMellon Shareholder Services, L.L.C., as Rights Agent, including the Certificate of Designation, Preferences and Rights relating to the Preferred Stock as Exhibit A, the form of Rights Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Stock as
           Exhibit C.  Pursuant to the Rights Agreement, Rights
           Certificates will not be mailed until after the Distribution Date.


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            SIGNATURE


     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  January 8, 1997                 Albertson's, Inc.



                                        By:  THOMAS R. SALDIN
                                             Thomas R. Saldin
                                             Executive Vice President,
                                             Administration
                                             and General Counsel


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EXHIBIT INDEX




Exhibit   Description                                              Page
1         Rights Agreement, dated as of December 9, 1996, between    7
          Albertson's, Inc. and ChaseMellon Shareholder Services, L.L.C., as Rights Agent, including the Certificate of Designation, Preferences and Rights relating to the Preferred Stock as Exhibit A, the form of Rights Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Stock as Exhibit C. Pursuant to the Rights Agreement,
          Rights Certificates will not be mailed until after the Distribution Date.


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